99.3

YE 2022

THE BUSINESS OF GAMING

NFL
Tuesday Night Gaming
CHUNKY® SOUP SHOWDOWN

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast Gaming”). The following information should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021 and accompanying notes, all of which are available on Enthusiast Gaming’s issuer profile on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov/edgar.

The date of this management’s discussion and analysis (“MD&A”) is March 27, 2023. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. This MD&A has been prepared pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the Canadian disclosure requirements which may differ from United States disclosure requirements. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similarly titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” is a non-GAAP measure. Enthusiast Gaming includes this measure because it believes certain investors use this measure and metric as a means of assessing financial performance and that such measure highlights trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measure presented in the MD&A is “working capital”, which refers to current assets minus current liabilities.

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. This vertically integrated media platform engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Approximately 70%1 of Enthusiast Gaming’s audience is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Between its online digital media properties, its network of partner websites and video channels, its library of web and mobile casual games, its video gaming expo, and its esports organization (Luminosity Gaming Inc., “Luminosity Gaming” or “Luminosity”), the Company engages approximately 300 million gaming enthusiasts worldwide monthly.

Enthusiast Gaming was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On May 1, 2021, the Company acquired all of the outstanding common shares of Vedatis SAS (“Vedatis”) from the owners pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). Pursuant to the terms of the Vedatis SPA, for the exchange of all outstanding common shares, the previous owners of Vedatis will receive (i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment, (ii) the issuance of Euro €1,500,000 of common shares of the Company, (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing, (iv) a payment of Euro €750,000 on the first anniversary of closing, which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based on the performance of Vedatis. The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation, and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), completed the acquisition of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). Pursuant to the terms of the Tabwire EPA, the Company acquired all of the outstanding membership interest of Tabwire in exchange for (i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, and (ii) the issuance of USD $6,000,000 of common shares of the Company. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business.

On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). Pursuant to the terms of the GameKnot EPA, the Company acquired all of the outstanding membership interest of GameKnot in exchange for i) a cash payment of USD $1,500,000, (ii) the issuance of USD $750,000 of common shares of the Company, and (iii) a payment of USD $500,000 on the six-month anniversary of closing which may be paid in cash or common shares at the option of the Company. The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

[1]	Calculated based on data provided by Comscore as of December 2022.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to a “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). Pursuant to the terms of the Addicting Games SPA, the Company acquired all of the outstanding common shares of Addicting Games in exchange for i) a cash payment of USD $10,000,000, subject to a working capital adjustment and other adjustments, (ii) the issuance of USD $12,000,000 of common shares of the Company, (iii) a payment of USD $7,000,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (iv) a payment of USD $3,800,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company. The Addicting Games SPA is accounted for in accordance with IFRS 3 as the operations of Addicting Games constitute a business.

On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”). Pursuant to the Outplayed MA between Enthusiast Acquisition Corp. (“Acquisition Corp”), a subsidiary of Media US incorporated to facilitate this transaction, and Outplayed, Outplayed merged with and into Acquisition Corp. and Acquisition Corp. changed its name to Outplayed, Inc. Pursuant to the terms of the Outplayed MA, the Company acquired all of the outstanding membership interest of Outplayed in exchange for i) a cash payment of USD $7,500,000, subject to working capital and other adjustments, (ii) the issuance of 5,200,000 of common shares of the Company, (iii) a payment of USD $8,500,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iv) a payment of USD $8,500,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company, (v) a first anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed, and (vi) a second anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed. The earn-out payments, subject to certain conditions, will be paid if certain site traffic-based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period. The Company has, at its option, the ability to settle the earn-out payments in common shares. The first anniversary earn-out payment is to be paid no later than 30 days from the completion of the first anniversary earn-out period and the second anniversary earn-out payment is to be paid no later than 30 days from the completion of the second anniversary earn-out period. The Outplayed MA is accounted for in accordance with IFRS 3, as the operations of Outplayed constitute a business.

On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, acquired all of the issued and outstanding treasury shares of Fantasy Media Ltd (“FML”) and Fantasy Football Scout Limited (“FFS”, which together with “FML” is herein referred to as “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). Pursuant to the terms of the FFS SPA, the Company acquired all of the outstanding treasury shares of FFS in exchange for (i) a cash payment of $2,937,520 (GBP £1,825,000) on closing, which includes an agreed upon cash excess amount of $523,120 (GBP £325,000), (ii) a payment of $1,609,600 (GBP £1,000,000) on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iii) an earn-out cash payment $804,800 (GBP £500,000) on the first anniversary of closing, based on the renewal of a Fantasy Premier League agreement, subject to adjustments, and (iv) a cash payment of $80,480 (GBP £50,000) on the second anniversary of closing, subject to adjustments. The earn-out cash payment of $804,800 (GBP £500,000) will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms. The FFS SPA is accounted for in accordance with IFRS 3, as the operations of FFS constitute a business.

The Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA, Outplayed MA, and the FFS SPA are collectively called the “Mergers and Acquisitions” in the consolidated financial statements and MD&A. For information relating to the accounting of the Mergers and Acquisitions refer to Note 5 of the consolidated financial statements of the Company for the years ended December 31, 2022 and 2021.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business overview of Vedatis

Vedatis owns the web property, Icy Veins, which is one of the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content and was founded in 2011. Icy Veins provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of Storm, Hearthstone, and Overwatch. Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) has been monetizing the Icy Veins advertising traffic since 2017.

Business overview of Tabwire

Tabwire is a technology and data platform company that enables gamers to create a cross-platform registered user identification profile to track and directly view their game data in real-time. In addition, it has a unique feature set including a cheater detection system that enhances fair game play by generating a player trust ranking system for its registered users. It has already built game play companion tools for Rainbow Six Siege, Escape from Tarkov, Apex Legends, and Warzone, amongst other game titles. Tabwire continues to add game titles to its player companion tools. Tabwire owns the web property TabStats. Tabstats also has in-game overlays on Overwolf, a third-party app store for the following games: Rainbow Six Siege, and Escape from Tarkov. Enthusiast Properties has been monetizing the TabStats advertising traffic since February 2021.

Business overview of GameKnot

GameKnot owns the web property GameKnot.com. Founded in 2000, GameKnot is a news, strategy, and community site for casual and competitive chess players, offering multiple forms of competition via chess tournaments, leagues, and ladders. With free and premium subscription offerings, the GameKnot web property also provides resources including lessons and puzzles.

Business overview of Addicting Games

Addicting Games is an innovator in casual gaming with a portfolio of casual games for desktop and mobile devices. Since the early 2000s, Addicting Games has helped to popularize casual gaming online, developing and distributing innovative games. Today, Addicting Games provides an extensive library of over 1,500 games to approximately 10 million gamers monthly. Addicting Games’ audience spends over 15 minutes per average visit playing on titles spanning action, sports, puzzles, and more. Addicting Games offers subscriptions and in-app purchases on many of its properties.

Games, portals, and brands included in the Addicting Games portfolio include:

●	Addicting Games (addictinggames.com)
●	Shockwave (shockwave.com)
●	TypeRacer (typeracer.com)
●	ioGames Space (iogames.space)
●	Little Big Snake (littlebigsnake.com, iOS app, Android app)
●	Diep.io (diep.io, iOS app, Android app)
●	EV.io (ev.io, Windows, MacOS)
●	Mope.io (mope.io, iOS app, Android app)
●	Math Games (mathgames.com)
●	TeachMe (teachme.com)

The Company deploys these games on both web and mobile platforms with a stated goal that they can be player by anyone, anywhere, on any device.

Business overview of Outplayed

Outplayed owns the web property, U.GG, which is one of the largest League of Legends fan communities in the world. By combining a rigorous data science approach with a proprietary user centric experience, Outplayed provides actionable, data-driven insights supporting, educating, connecting, and engaging a monthly active user base of approximately 10 million players. U.GG is featured on the official League of Legends website (www.leagueoflegends.com) as a resource for players.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business overview of Fantasy Football Scout

FFS owns the web properties FantasyFootballScout.co.uk and livefpl.net. FFS provides the fantasy football community, weekly scout report newsletters, integrated live rank data, data visualizations and three player comparison tools. LiveFPL is a free service to help members track their exact fantasy Premier League rankings in real time, both overall and in their mini-leagues and understand how to move up in rankings.

BUSINESS PRODUCTS AND SERVICES

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content, Esports and Entertainment, and Subscription.

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 50 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, other video-gaming related content and casual games. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites, video channels and casual games (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Omnia Media Inc.’s (“Omnia”), a subsidiary of the Company, principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia produces and programs over 20 weekly shows across advertising-based video on demand (“AVOD”) and over-the-top (“OTT”) channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and generated over 25 billion total video views in 2022. Omnia owns content brands that matter to fans who love gaming and pop culture including BCC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel. Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Addicting Games has a portfolio of casual games for desktop and mobile devices. Advertising revenues generated from Inventory on Addicting Games’ casual games is included in media and content revenue.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands that are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that have become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and its video platform, operated by Omnia, generates approximately six billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply-side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favorable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click-through Rate” (“CTR”), and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Sale of Inventory (Continued)

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads. The optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or CTR. Additionally, Enthusiast Gaming may produce custom campaigns that involve activations by talent including conducting contests, livestreams, and social media posts to increase brand awareness.

Enthusiast Gaming’s media and content revenue is primarily derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third-party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s esports division, Luminosity Gaming, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Apex Legends, Rocket League, World of Warcraft, Call of Duty: Mobile, Rainbow Six Siege, PlayerUnknown’s Battlegrounds (“PUBG”), and Call of Duty: Warzone, Super Smash Bros: Melee, Super Smash Bros: Ultimate. Luminosity Gaming’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has a team of content creators on YouTube, Twitch, and TikTok.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Esports and Entertainment (Continued)

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming assists in the management of the Vancouver Titans and the Seattle Surge.

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity Gaming is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

The Company previously operated a B2C live event named “EGLX”. In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX event had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

As a response to the COVID-19 pandemic, in November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL, and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances included: Muselk, NickEh30, Fresh, Anomaly, XQC, NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company did not host a virtual version of EGLX in 2021 or 2022. The Company is exploring possible dates and locations for a future return of EGLX to a live event.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK.  The Company is an industry leader in B2B and consumer mobile gaming events.  It owns and operates numerous successful networking events around the world with registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki, and Seattle. In November 2021, the Company hosted two new digital conference series, being Pocket Gamer Connects Digital NEXT and Beyond Games, from November 15 – November 19, 2021. These two events focus on topics relevant to the gaming space including non-fungible tokens (“NFTs”), blockchain gaming, and the metaverse. In February 2022, the Company hosted its first major live event in nearly 2 years, Pocket Gamer Connects London, with approximately 1,900 registered attendees, from February 14-15, 2022. In May 2022, the Company hosted Pocket Gamer Connects Seattle, with approximately 900 registered attendees, from May 9-10, 2022. In July 2022, the Company hosted the inaugural Pocket Gamer Connects Toronto, with approximately 800 registered attendees, from July 6-7, 2022. In September 2022, the Company hosted the Pocket Gamer Connects Helsinki, with approximately 1,550 registered attendees, from September 27-28, 2022. In November 2022, the Company hosted Pocket Gamer Connects Jordan, with approximately 1,400 registered attendees, from November 12-13, 2022. In addition, the Company hosted a brand-new event, Pocket Game Connect Leaders Summit in Riyadh, Saudi Arabia from November 30 to December 1, 2022, attended by approximately 120 attendees.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Subscription

The Sims Resource (“TSR”) operates a subscription-based model and has a current subscriber base of over 200,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features.

In May 2021, the Company acquired Vedatis, which owns the web property, Icy Veins, and offers premium subscriptions to the Icy Veins website.

In June 2021, the Company acquired Tabwire, which offers monthly premium membership subscriptions to the Tabstats website as well as the Tabwire Twitch channel.

In August 2021, the Company acquired GameKnot, which offers monthly and yearly premium membership subscriptions to the GameKnot website.

In September 2021, the Company acquired Addicting Games, which offers premium membership subscriptions to certain Addicting Games properties including Addicting Games, Shockwave, TeachMe, TypeRacer, and Little Big Snake.

In November 2021, the Company acquired Outplayed, which offers membership subscriptions to the U.GG website.

In April 2022, the Company acquired FFS, which offers membership subscriptions to the FFS and LiveFPL websites.

The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

GROWTH STRATEGIES

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A has been an important growth lever, having helped the Company grow and serve approximately 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and deploying digital products to its audience (such as casual games).

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new SSPs relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in revenue for Q4 2022 was $12.8 million as compared to approximately $8.8 million in Q4 2021. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continue to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in major city centers including New York, Los Angeles, Chicago, Detroit, Toronto, and London.

Grow Subscribers

The Company has more than tripled the number of paid subscribers for its properties from approximately 61,000 in March 2019 to approximately 262,000 in December 2022. In 2021, approximately 48,000 paid subscribers were added through the Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. In 2022, approximately 26,000 paid subscribers were added through the Mergers and Acquisitions of FFS. Enthusiast Gaming continues to look for opportunities to grow existing subscription offerings, launch new subscription offerings, and is in the early stages of developing an Enthusiast Gaming platform wide subscription model available to web, video, and esports audiences of the Company.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

GROWTH STRATEGIES (Continued)

NFL Tuesday Night Gaming

In September 2022, the Company partnered with the National Football League (the “NFL”) to launch a first-of-its-kind gaming collaboration bringing together NFL players and Legends with top gaming content creators from marquee gaming organizations including Luminosity Gaming. This multi-year partnership resulted in the launch of NFL Tuesday Night Gaming (“NFL TNG”). NFL TNG debuted September 13, 2022, on YouTube in the United States and Canada, and airs Tuesdays during the 2022-2023 NFL regular season. The show consists of a rotating roster of NFL players and legends, competing with gaming creators across multiple game titles each week.

Season 1 of NFL Tuesday Night Gaming saw many impactful, viral moments for fans, including camaraderie between NFL Stars and gaming creators playing side-by-side, wholesome family moments on Family Game Night, and epic gaming moments. NFL TNG had approximately 48 million impressions across livestream and social content in Q4 2022.

In addition to the weekly live streamed gameplay, this partnership will also produce daily, always-on content throughout the season, including, pre-and post-game analysis, highlights, plays of the week, and more, leveraging the scale of the NFL and Enthusiast Gaming’s network of gaming assets. For more information on NFL TNG, visit nfltuesdaynightgaming.com.

Content Licensing

The Company is pursuing opportunities to license its library of content and owned and operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok and Snapchat.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming (including Enthusiast Properties) has successfully acquired or made significant investments in and integrated 24 companies. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. A significant number of independent gaming web and video properties can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

MARKET

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences the global gaming market is expected to have reached USD$184.4 billion in 2022.2 According to Newzoo, the industry is expected to grow to USD$211.2 billion by 2025.2 The proliferation of high-speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

Newzoo expected there will be nearly 3.2 billion global gamers, who engage with interactive entertainment using PC, console, mobile device or cloud gaming service in 2022.2 It is expected that gamers will surpass 3.5 billion by 2025.3 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

The industry is still in an early stage as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming.

[2]	Based on Newzoo’s article: “Latest games Market estimates and forecasts” published on January 20, 2023.
[3]	Based on data provide by Newzoo’s 2022 Global Games Market Report

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

MARKET (Continued)

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010.4 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.5 According to eMarketer, USD$90 billion was spent globally on digital advertising in 2012.6 This spend increased to USD$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to USD$766 billion by 2025, which will be around 71% of the total global media and spending. 7

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.8 According to YouTube, viewers watched an approximately 50 billion hours of Gaming Video Content on its platform in 2018, doubling to approximately 100 billion in 2020.9 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.10 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content. Furthermore, NewZoo points out that 9 in 10 Gen Alpha and Gen Z are game enthusiasts, among them 50% is willing to spend money on gaming, such as unlocking content, virtual goods, in-game currencies and gear.11

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

[4]	Based on data provided by eMarketer as of January 2021.
[5]	Based on data provided by Statista as of January 2023.
[6]	Based on data provided by eMarketer as of March 2021.
[7]	Based on data provided by eMarketer as of January 2023.
[8]	Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.
[9]	Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.
[10]	Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.
[11]	Based on Newzoo’s Gamer Insights: Gen Alpha & Gen Z, the Future of Gaming, published in September 2022.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

MARKET (Continued)

Esports (Continued)

According to Newzoo, by 2022, esports is set to generate nearly USD$1.8 billion in revenues while the global esports audience is reach to 532 million.12 In January 2023, Technavio published a report on esports market that esports is set to generate nearly USD$3.52 billion in revenues from 2022 to 2027, growing at a compound annual growth rate of 21.8% during the forecast period, driven by more branding through esports, rising esports events and new platform launches.13

SIGNIFICANT ANNOUNCEMENTS DURING AND SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2022

Date	Description
January 11, 2022	The Company announced the new season of “Rising Stars,” a competition series that searches for the next great content creators. This season, e.l.f. Cosmetics (NYSE: ELF) will co-create the series with Enthusiast Gaming, to discover the next gaming superstars from colleges across the United States and Canada.
January 17, 2022	The Company provided an update on its most recent acquisition, League of Legends’ fan community U.GG, which was completed in November 2021. Since the beginning of the new League of Legends season on January 7, 2022, U.GG achieved a peak high of 600,000 daily active users, with 1.1 million users visiting on the first weekend of the new season, from January 7 – January 9, 2022. In addition, U.GG’s recently launched desktop app has been downloaded over 300,000 times since its launch in November 2021.
January 31, 2022	The Company announced that its digital media property reached a record 51.8 million unique visitors in the United States in December 2021, based on recent digital media ratings from Comscore (Comscore Media Metrix®, Desktop 2+ Mobile 13+, December 2021, U.S.). Enthusiast Gaming is joined by Twitch and Roblox as the only gaming companies to rank as Top 100 Internet Properties in 2021 (Comscore Media Metrix®, Desktop 2+ Mobile 13+, December 2021, U.S.).
February 15, 2022	The Company announced the results of its latest custom study with Nielsen, to measure the total social reach and Twitch viewership of the Company’s Luminosity Gaming esports audience. The results of the latest custom Nielsen study for January 2022 show that Luminosity Gaming’s total social following is now over 145 million globally, having grown 13% since the last study in October 2021. In addition, the hours watched for Luminosity Gaming’s esports team on Twitch surpassed 32 million globally in January, an increase of 34% since the last study. The results mean that Luminosity Gaming has significantly increased its margin as the world’s most watched esports team on Twitch, with hours watched now 50% greater than the nearest esports competitor.

[12]	Based on an article published by eMarketer “Esports Ecosystem in 2023: Key industry companies, viewership growth trends, and market revenue stats” published on January 1, 2023
[13]	Based on an article published by Technavio “Esports Market by Revenue Stream, Genre and Geography - Forecast and Analysis 2023-2027” published in January 2023

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

March 2, 2022	The Company announced a multi-year partnership with Hut 8 Mining Corp. (NASDAQ: HUT; TSX: HUT) (“Hut 8”), one of North America’s largest innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018. The partnership marks the first time Hut 8 has come together with a gaming and esports organization, and Enthusiast Gaming’s first partnership with a digital asset miner. As ambitious leaders at the intersection of gaming and digital asset mining, Enthusiast Gaming and Hut 8 will collaborate on new experiences and content within mobile and blockchain gaming, Web 3.0, NFTs, and cryptocurrency. To kick off the partnership, Enthusiast Gaming will release a significant update to its first-person shooter game EV.IO, featuring Hut 8 as a presenting sponsor. Hut 8 will also become a sponsor of Luminosity Gaming, the top esports organization on Twitch with a social following of more than 145 million globally.
March 15, 2022	The Company announced a partnership with Fractal, an NFT marketplace co-founded by Justin Kan, co-founder of Twitch. The partnership marks Enthusiast Gaming’s first with an NFT marketplace, and will see NFTs integrated into one of the Company’s HTML5-based games for the first time.
March 22, 2022	The Company announced that its digital media property ranked as the largest property in the Games category in the United Kingdom and Canada, based on recent digital media ratings from Comscore, a leading third-party media measurement firm.
March 24, 2022	The Company announced a renewed partnership deal with ExitLag. ExitLag will continue to leverage the Company’s extensive Gen Z and Millennial reach, as the Latin America software developer builds its customer base in the United States, with its proprietary technology to improve routing connections for gamers.
April 19, 2022	The Company announced that it will host its next live event under its Pocket Gamer Connects (“PGC”) brand in Seattle, Washington from May 9-10, 2022. More than 120 industry speakers across 17 themed tracks will share insight and knowledge on topics including User Acquisition, Mastering Multiplayer, The Art of Publishing, Ad Insights, Building on Blockchain, Mapping the Metaverse, Incredible Indies, CFO Insider, NFT Know-How, and more. Speakers and sponsors include Xbox, a16z, Fandom, Netflix Games, Addicting Games, Riot Games, InMobi, AppLovin, Xsolla, and more. Running in parallel to PGC Seattle will be the Blockchain Games Next Summit, a series of speaker panels and content focusing on the next wave of Web3.0 games technology including blockchain games, NFTs, and the metaverse.
April 27, 2022	The Company announced that its digital media property surpassed one billion total views per month in the United States, based on recent digital media ratings from Comscore, an independent third-party media measurement firm. Total Views to the Company’s property in the U.S reached 1.1 billion in March 2022, representing a 44% increase versus March 2021 (Comscore Media Metrix®, Desktop 2+ Mobile 13+, March 2022 and March 2021, U.S.). The growth aligned with the highly-anticipated release of Elden Ring by Bandai Namco Entertainment, with a high volume of reviews, guides, forums, and videos delivered across the Company’s platform of video game fan communities. Enthusiast Gaming remains a Top 100 Property in the U.S. based on Unique Visitors, currently ranked #85. Based on Total Views, Enthusiast Gaming ranks even higher among the Top 100 Properties at #39. The Company joins the ranks of Twitter, Netflix, Hulu, and USA Today Network as digital media properties that are also ranked in the 30s for Total Views (Comscore Media Metrix®, Desktop 2+ Mobile 13+, Top 100 Properties, March 2022, U.S.).
May 24, 2022	The Company issued a statement addressing the misleading and baseless letter to the Company’s board of directors (the “Board”) sent by activist investor Greywood Investments, LLC (“Greywood”). Enthusiast Gaming’s exceptionally skilled Board includes highly qualified and actively engaged directors, all of whom know the Company well and are leaders in their respective fields. Under their guidance, and the focused leadership of management, the Company is well positioned for continued growth.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

June 3, 2022	The Company announced that on June 2, 2022, the Company settled certain deferred and earn-out payments in connection with its acquisitions of Addicting Games, Outplayed, and Vedatis, through the issuance of an aggregate of 16,168,836 common shares at an implied weighted average value of US$2.47 per share.
June 13, 2022	The Company announced its director nominees for election to the Board at the Company’s upcoming Annual General Meeting (“AGM”). Norton Rose Fulbright Canada LLP is acting as legal counsel to the Company. Canaccord Genuity Corp. is acting as exclusive financial advisor to the Company. Kingsdale Advisors is acting as strategic shareholder advisor and strategic communications advisor to the Company.
June 30, 2022	The Company issued a letter to shareholders ahead of its upcoming AGM scheduled to be held on July 19, 2022. The letter details the Company’s strong growth and achievements under the current leadership. The Company is keen to move past the distraction caused by dissident shareholder Greywood. In this regard, the Company has extended an open offer to Greywood to appoint a nominee of its choosing to join the Board immediately.
July 7, 2022	The Company announced that David Goldhill and Janny Lee, two nominees of Greywood, will join the Company’s Board and stand for election at the Company’s AGM. Greywood has withdrawn its alternative slate of directors and has agreed to fully endorse and vote for the nominees put forward at the AGM by the Company.
July 14, 2022	The Company announced that, further to its press release dated July 7, 2022, it has filed a supplement to its management information circular dated June 16, 2022, which identifies the revised director slate and the names of the 10 director nominees that will stand for election at the Company’s AGM.
July 19, 2022	The Company announced the voting results for the election of its Board which took place at the Company’s AGM of Shareholders. All nominees as set forth in the Company’s supplement were elected as directors of the Company at the AGM.
August 8, 2022	The Company announced updates on its senior management team and Board of Directors including (i) Adrian Montgomery will remain in his role as CEO until such time that a successor is named, at which point he will transition to the Chair of the Board of Directors, (ii) Bill Karamouzis has been appointed as President of the Company, and (iii) John Albright has been appointed Chair of the Board of Directors.
August 23, 2022	The Company announced that its newest Web3 game, EV.IO, has sold out its latest NFT drop. The limited edition drop of 2,500 tokens sold out in six hours on the Magic Eden marketplace.
August 24, 2022	The Company announced the launch of a new inclusivity campaign, Raise Your Game (“RYG”), which was created to support women in gaming and raise awareness for this frequently overlooked, and very powerful, audience segment.
August 31, 2022	The Company and the NFL announced a first-of-its-kind gaming collaboration bringing together NFL players and Legends with top gaming content creators from marquee gaming organizations including Luminosity Gaming. This multi-year partnership will see the launch of NFL TNG, where teams will compete head-to-head across popular video game titles.
September 8, 2022	The Company announced a collaboration with Coinbase Global Inc. (“Coinbase”) (NASDAQ:COIN), one of the world’s largest cryptocurrency platforms and a trusted leader in the Web3 space. The announcement introduces Coinbase as the preferred infrastructure provider to power the Company’s portfolio of Web3-enabled games.
September 12, 2022	The Company announced it has signed a media sponsorship deal with Hulu + Live TV, as the first official media sponsor of NFL TNG.
September 13, 2022	The Company announced the opening week lineup for NFL TNG. A rotating roster of 12 NFL players or Legends and six gaming creators will be split into six teams of three. Teams will compete head-to-head across three game titles each night, including EA SPORTS™ Madden NFL, Fall Guys, Fortnite, Rocket League, and other titles to be announced.
September 19, 2022	The Company announced that it has secured an expansion of its existing term credit facility by way of amendment, increasing the size of the facility from $10 million to $20 million.
September 26, 2022	The Company announced it will host its next live event under its PGC brand in Helsinki, Finland from September 27-28.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

September 29, 2022	The Company announced the sale of certain video game editorial websites (the “Website Assets”) for a purchase price of approximately $6.8 million, representing a multiple of approximately 4.5x associated revenue. Among the Website Assets included as part of the sale are Destructoid.com, Siliconera.com, Upcomer.com, PCInvasion.com, Operationsports.com and EscapistMagazine.com, together with their respective social media handles and the Company’s rights to certain legacy domains and related content such as NintendoEnthusiast.com.
October 24, 2022	The Company and NFL announced the debut of NFL Family Game Night, a new three-part special series of NFL TNG designed as a platform for families and younger fans to play alongside their favorite players and gamers in a fun and entertaining format. With the support of key new media sponsorships from Nickelodeon and Universal Pictures, alongside existing sponsor Hulu + Live TV, NFL Family Game Night aims to deliver excitement for the entire family.
November 4, 2022

The Company disclosed the receipt of a notice (the “Notice”) on November 3, 2022 from the Nasdaq that the Company is not currently in compliance with the USD$1.00 minimum bid price requirement for continued listing of the Company’s common shares on the Nasdaq Global Select Market, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until May 2, 2023 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the common shares meet or exceed USD$1.00 per common share for at least ten consecutive business days.

The common shares will continue to trade on the Nasdaq global Select Market at this time, and neither the Company’s operations nor the Company’s TSX listing are affected by the receipt of the Notice. The Company intends to monitor the closing bid price of the common shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement. In the event the Company does not regain compliance by the Compliance Deadline, the Company may be eligible for an extension to the Compliance Deadline, provided the Company meets any conditions to such extension imposed by Nasdaq in connection therewith. If the Company does not regain compliance within the allotted compliance periods, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the common shares will be subject to delisting, subject to the right of the Company to appeal any such determination to a Nasdaq hearings panel.

December 1, 2022	The Company announced its content partnership with Netflix, the global leader in subscription streaming service and production company, to launch and support the Geeked:Toon-in live stream weekly on Netflix’s Twitch account and the Geeked TikTok account every Thursday, through December.
December 6, 2022	The Company announced that its PGC live events series drew record attendees in 2022. Across six PGC events in 2022 in London, Seattle, Toronto, Helsinki, Jordan, and Riyadh, Saudi Arabia, a record 6,700+ industry attendees and nearly 1,000 gaming industry speakers and thought leaders connected and shared insights on a wide range of relevant topics including User Acquisition, Mastering Multiplayer, The Art of Publishing, Ad Insights, Blockchain Gaming, Developer Toolkit, CFO Insider, and more. Featured sponsors of PGC events in 2022 included Meta, Google, Unity, Agora, Appsflyer, Digital Turbine, Transperfect Jam City, Xsolla, AppLovin, Unity, and more. Companies represented by featured speakers and panelists included, Electronic Arts, Humble Bundle, Miniclip, King, Supercell, Jam City, Square Enix, Tencent, and more
December 7, 2022	The Company announced it has signed a media sponsorship deal with Verizon and Xbox to become co-presenting sponsors for NFL TNG Championship Week.
January 23, 2023	The Company announced a partnership with Mondelēz International’s SOUR PATCH KIDS® (NASDAQ: MDLX) to launch the SOUR PATCH KIDS Fruit Fight Tournament, which will be hosted on NFL TNG’s channels beginning in February 2023. The tournament is a collaboration among Enthusiast Gaming, SOUR PATCH KIDS, and media agency Spark Foundry to amplify the SOUR PATCH KIDS Fruit Fight campaign among the gaming community

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

January 24, 2023	The Company announced it has signed a new media sponsorship with Campbell Company of Canada for Campbell’s® Chunky® Soup to be the presenting sponsor for NFL TNG’s Chunky Soup Showdown.
January 31, 2023	The Company announced that its most recent event, PGC London, drew record attendees. This show marked the 37th installment over 10 years of PGC events across the globe and surpassed all previous shows on a number of key metrics. At PGC London, a record 2,600 attendees representing more than 1,200 companies from 65 countries and six continents connected on various topics from across the gaming industry.
February 2, 2023	The Company announced that its browser-based, first-person shooter game, EV.IO, continues to attract industry accolades as a pre-eminent web3 gaming offering, including recently winning FPS Game of the Year and Esports Game of the Year at the Web3 Gam3rs Choice Awards earlier this week, following wins in the categories of best esports title and best multiplayer title at the Polkastarter GAM3 Awards in December.
February 7, 2023	The Company announced that it has renewed its partnership with Xbox as a media sponsor for the upcoming NFL TNG All-Star Game.
February 22, 2023	The Company announced that it has been ranked as the #1 gaming property for unique visitor traffic in the United States, based on the latest digital media ratings from Comscore, a leading independent media measurement firm (Comscore Media Metrix®, Games, January 2023, U.S.).
March 1, 2023	The Company announced that Nick Brien has been appointed as CEO to lead its global operations. Nick Brien will be based in Los Angeles. Most recently, Nick Brien was the CEO of Amobee, one of the world’s leading ad tech companies. Adrian Montgomery, who has served as CEO of Enthusiast Gaming since 2019, will move to Chair the Board of Directors as part of a previously announced transition plan.

OVERALL PERFORMANCE

The comparative three months ended December 31, 2021, results below were prior to the Mergers and Acquisitions of FFS and include the results of Outplayed from its respective date of acquisition. Outplayed was acquired on November 22, 2021, and FFS was acquired on April 27, 2022. The operating results of these acquired entities have been included in the Company’s consolidated financial statements from the date of their respective acquisition.

Summary of Financial and Operating Results

For the Three Months Ended December 31, 2022 and 2021

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021
	$	$
Total revenue	53,970,597	56,942,443
Cost of sales	35,901,209	43,243,618
Gross profit	18,069,388	13,698,825
Interest income	(28,274)	(983)
Operating expenses	30,259,158	25,679,125
Net loss and comprehensive loss for the period	(12,484,952)	(12,861,272)
Net loss per share – basic and diluted	(0.08)	(0.10)

Revenue for the three months ended December 31, 2022, and 2021, was $53,970,597, and $56,942,443 respectively. The table below provides a breakdown of the revenue for the indicated period:

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021
	$	$
Media and content (a)	49,012,984	53,299,626
Esports and entertainment (b)	1,113,595	595,759
Subscriptions (c)	3,844,018	3,047,058
Total revenue	53,970,597	56,942,443

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Three Months Ended December 31, 2022 and 2021 (Continued)

Notes:

(a)	Media and content revenue predominantly consists of advertising revenue on the Company’s web, video, and casual gaming platforms, and content licensing revenue. Q4 2022 media and content revenue attributable to the video platform is $31.1 million, which decreased $5.3 million compared to $36.4 million in Q4 2021. The decrease in media and content revenue for Q4 2022, relating to the video platform, is mainly attributable to a decrease in video views of 11% in Q4 2022 compared to Q4 2021 and a revenue per thousand impressions (“RPM”) for the video platform which was 12% lower in Q4 2022 compared to Q4 2021 due to a decrease in spending from DSPs in Q4 2022 compared to Q4 2021 as observed in the broader programmatic market. Q4 2022 media and content revenue, excluding the video platform, is $17.9 million, which increased $1.0 million compared to $16.9 million in Q4 2021. The increase in media and content revenue for Q4 2022, when excluding the video platform, is mainly due to an increase in direct sales attributable to the web platform in Q4 2022 and an increase in web pageviews of 31%. The increase in media and content revenue, excluding the video platform, was offset by a web RPM which was 38% lower in Q4 2022 compared to Q4 2021, due to a decrease in spending from DSPs in Q4 2022 compared to Q4 2021 as observed in the broader programmatic market.

The increase in direct sales is a significant driver for the increase in gross profit as a percent of total revenue from 24.1% in Q4 2021 to 33.5% in Q4 2022. Video views were 6.0 billion in Q4 2022, compared to 6.7 billion in Q4 2021 (see Select Operating Metrics). In Q2 2022 certain large partner channels left the video network, which the Company elected for in order to reduce operating costs relating to these channels. In Q4 2022, the impact of the easing of COVID-19 restrictions from Q3 2021 on video views was offset by the Company deploying new content to TikTok. Web pageviews were 3.8 billion in Q4 2022 compared to 2.9 billion in Q4 2021 (see Select Operating Metrics). The increase in web pageviews was mainly driven by The Sims being made available as a free-to-play title in Q4 2022, resulting in increased traffic to TSR, and an increase in traffic for Icy Veins due to new releases related to World of Warcraft in Q4 2022.

(b)	Esports revenue is generated through sponsorships, brand advertising, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to PGC mobile gaming events which occur throughout each year. Entertainment revenue increased to $0.4 million in Q4 2022 compared to $0.2 million in Q4 2021, an increase of $0.2 million. The increase in entertainment revenue is mainly attributable to PGC Jordan which was a live event held from November 12-13, 2022, and the inaugural PGC Leaders Summit in Riyadh, Saudi Arabia from November 30 to December 1, 2022, whereas in Q4 2021, PGC Digital Next from November 15-17, 2021 and Beyond Games from November 18-19, 2021 were both held as virtual events, which typically have lower associated revenue. Esports revenue increased to $0.7 million in Q4 2022 compared to $0.4 million in Q4 2021, an increase of $0.3 million. The increase in esports revenue is mainly attributable to an increase in sponsorship revenue and brand advertising revenue.

(c)	Subscription revenue is generated from paid subscribers (see Select Operating Metrics) on the Company’s web properties including TSR, Icy Veins, Tabstats, GameKnot, Addicting Games, Shockwave, TeachMe, TypeRacer, Little Big Snake, U.GG, and FFS. As of December 31, 2022, the Company has approximately 262,000 paid subscribers, compared to approximately 220,000 paid subscribers as of December 31, 2021. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR and the acquisition of FFS. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Three Months Ended December 31, 2022 and 2021 (Continued)

Operating expenses for the three months ended December 31, 2022 and 2021, were $30,259,158 and $25,679,125 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021
	$	$
Professional fees (a)	332,589	687,493
Consulting fees (b)	1,196,070	1,479,927
Advertising and promotion (c)	1,265,340	581,620
Office and general (d)	2,300,740	2,135,639
Salaries and wages (e)	9,358,074	8,371,476
Technology support, web development and content (f)	8,549,067	3,400,188
Esports player, team and game expenses (g)	733,389	887,187
Foreign exchange loss (h)	659,105	57,205
Share-based compensation (i)	2,414,753	4,228,195
Amortization and depreciation (j)	3,450,031	3,850,195
Total operating expenses	30,259,158	25,679,125

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax and accounting fees. Professional fees decreased $0.4 million in Q4 2022 as compared to Q4 2021 due to decreased corporate activity.

(b)	Consulting fees include management consultants, investor relations services, and technology and data evaluation services. Consulting fees decreased by $0.3 million in Q4 2022 as compared to Q4 2021 largely due to reduced consulting fees relating to advisory services.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion expenses increased by $0.7 million in Q4 2022 as compared to Q4 2021 due to increased brand and product marketing initiatives, including amounts relating to NFL TNG.

(d)	Office and general costs increased by $0.2 million in Q4 2022 as compared to Q4 2021 mainly due to the Mergers and Acquisitions. The Company maintains two offices in Toronto, Ontario, two offices in Los Angeles, California, and one office in Austin, Texas. Two of these offices were added during 2021 as part of the Mergers and Acquisitions. Occupancy costs are included in office and general.

(e)	The Company has a staff of approximately 210 employees as of December 31, 2022, compared to a staff of approximately 200 employees as of December 31, 2021. The increase in staffing levels is attributable to the hiring of sales employees, sales support employees, and the Mergers and Acquisitions. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $12.8 million in Q4 2022 compared to $8.8 million in Q4 2021.

(f)	Technology support, web development and content costs relate to Media and Content and Esports and Entertainment. Technology support, web development and content costs increased by $5.1 million in Q4 2022 as compared to Q4 2021 due to an increase in content and design costs incurred on new and existing properties including NFL TNG and the integration of the Mergers and Acquisitions. This increase in technology support, web development and content costs is offset from savings realized from the sale of Website Assets in Q3 2022 (see Significant Announcements During the Year and Subsequent to Year Ended December 31, 2022). Technology support, web development and content costs include $5.3 million of expenses relating to NFL TNG in Q4 2022, as compared to $nil in Q4 2021.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Three Months Ended December 31, 2022 and 2021 (Continued)

Notes: (Continued)

(g)	Esports player, team, and game expenses primarily relate to Luminosity Gaming, including but not limited to esports player and influencer salaries, team housing, and team travel. Esports player, team and games expense decreased $0.2 million in Q4 2022 compared to Q4 2021, mainly due to lower average salary, which was offset by a higher number of esports players and influencers. Luminosity Gaming had approximately 60 esports players and influencers as of December 31, 2022, compared to approximately 40 esports players and influencers as of December 31, 2021.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. The Company expects continued gains and losses due to fluctuating exchange rates.

(i)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense decreased by $1.8 million in Q4 2022 as compared to Q4 2021 largely due to forfeitures, but also driven by vesting periods, and black-scholes option pricing model inputs. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. In April 2022, the Company issued 1,560,697 options and 1,922,877 restricted share units. In November 2022, the Company issued 211,942 options and 437,636 restricted share units.

(j)	Amortization and depreciation are significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation expense decreased by $0.4 million in Q4 2022 as compared to Q4 2021 mainly due to the amortization of intangible assets recognized upon the acquisitions of Vedatis and Tabwire in Q2 2021, GameKnot and Addicting Games in Q3 2021, Outplayed in Q4 2021, and FFS in Q2 2022. Certain intangible assets recognized from the Mergers and Acquisitions are amortized over periods of one year or less, resulting in certain intangible assets becoming fully amortized in Q4 2022 or prior to Q4 2022.

For the Years Ended December 31, 2022, 2021, and 2020

The comparative year ended December 30, 2021, results below were prior to the Mergers and Acquisitions of FFS and include the results of Vedatis, Tabwire, GameKnot, Addicting Games and Outplayed from their respective date of acquisition. Vedatis was acquired on May 1, 2021, Tabwire was acquired on June 21, 2021, GameKnot was acquired on August 30, 2021, Addicting Games was acquired on September 3, 2021, Outplayed was acquired on November 22, 2021, and FFS was acquired on April 27, 2022. The operating results of these acquired entities have been included in the Company’s consolidated financial statements from the date of their respective acquisition.

Selected financial information for the Company for the indicated year is provided below:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	$	$	$
Total revenue	202,835,921	167,364,286	72,963,481
Cost of sales	139,371,400	129,589,540	54,294,967
Gross profit	63,464,521	37,774,746	18,668,514
Interest income	(36,252)	(51,529)	(102,158)
Operating expenses	110,799,531	85,319,083	35,520,104
Net loss and comprehensive loss for the year	(68,728,123)	(51,564,884)	(26,896,982)
Net loss per share – basic and diluted	(0.54)	(0.43)	(0.32)

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2022, 2021 and 2020 (Continued)

Revenue for the years ended December 31, 2022, 2021, and 2020 was $202,835,921, $167,364,286, and $72,963,481 respectively. The table below provides a breakdown of revenue for the indicated year:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	$	$	$
Media and content (a)	180,765,848	152,444,727	60,887,990
Esports and entertainment (b)	7,534,936	5,483,444	5,906,613
Subscriptions (c)	14,535,137	9,436,115	6,168,878
Total revenue	202,835,921	167,364,286	72,963,481

Notes:

(a)	Media and content revenue predominantly consists of advertising revenue on the Company’s web, video and casual gaming platforms, and content licensing revenue. For the year ended December 31, 2022, media and content revenue attributable to the video platform is $113.4 million compared to $113.4 million for the year ended December 30, 2021. The media and content revenue for the year ended December 31, 2022, relating to the video platform, remained consistent with the year ended December 31, 2021 mainly due to RPM which was 10% higher in the year ended December 31, 2022 compared to December 31, 2021. The increase in video RPM was offset by a decrease in total video views of 13% for the year end December 31, 2022 compared to December 31, 2021 (see Select Operating Metrics). For the year ended December 31, 2022, media and content revenue, excluding the video platform, is $67.4 million, which increased $28.3 million compared to $39.1 million for the year ended December 31, 2021. The increase in media and content revenue for the year ended December 31, 2022, when excluding the video platform, is mainly due to an increase in direct sales attributable to the web platform in the year ended December 31, 2022, compared to December 31, 2021, an increase in web pageviews of 47% in the year ended December 31, 2022, compared to December 31, 2021, and the Mergers and Acquisitions which contributed $12.4 million to media and content revenue in the year ended December 31, 2022. The web RPM was 1% lower in the year ended December 30, 2022, compared to December 30, 2021 due to a decrease in spending from DSPs in the year ended December 31, 2022 compared to the year ended December 31, 2021 as observed in the broader programmatic market.

The increase in direct sales and the Mergers and Acquisitions are the main drivers for the increase in gross profit as a percent of total revenue from 22.6% for the year ended December 31, 2021 to 31.3% for the year ended December 31, 2022. Video views (see Select Operating Metrics) were 25 billion in the year ended December 31, 2022, compared to 29.1 billion in the year ended December 31, 2021, the decrease in video views offset the higher RPM on the video platform. Video views for the year ended December 31, 2021, were noticeably higher which the Company attributes to the COVID-19 pandemic and the related stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions. In addition, in the year ended December 31, 2022, certain large partner channels left the video network, which the Company elected for to reduce operating costs relating to these channels. Web pageviews were 15.6 billion in the year ended December 31, 2022 compared to 10.6 billion in the year ended December 31, 2021 (see Select Operating Metrics), the increase was mainly driven by the release of Elden Ring in February 2022 and the Mergers and Acquisitions.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2022, 2021 and 2020 (Continued)

Notes: (Continued)

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, brand advertising, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to PGC mobile gaming events which occur throughout each year. The increase in esports and entertainment revenue was caused by entertainment revenue increasing from $1.7 million for the year ended December 31, 2021, to $4.0 million for the year ended December 31, 2022, an increase of $2.3 million. This increase in entertainment revenue is mainly attributable to PGC London, Seattle, Helsinki, Jordan, which were live events in 2022 compared to virtual events in 2021, and the debut of PGC Toronto, held in July 2022, and the PGC Leaders Summit Riyadh, held from November 30 to December 1, 2022. Live events result in significantly more revenue and cost of sales compared to virtual events. Esports revenue decreased to $3.5 million in the year ended December 31, 2022 compared to $3.8 million in the year ended December 31, 2021, a decrease of $0.3 million. This decrease in esports revenue is primarily driven by the termination of the CSE management agreement on April 1, 2021.

(c)	Subscription revenue is generated from paid subscribers (see Select Operating Metrics) on the Company’s web properties TSR, Icy Veins, Tabstats, GameKnot, Addicting Games, Shockwave, TeachMe, TypeRacer, Little Big Snake, U.GG and FFS. As of December 31, 2022, the Company has approximately 262,000 paid subscribers, compared to approximately 220,000 paid subscribers as of December 31, 2021. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR and the Merger and Acquisitions. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

Operating expenses for the years ended December 31, 2022, 2021 and 2020 were $110,799,531, $85,319,083, and $35,520,104 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	$	$	$
Professional fees (a)	2,691,148	3,073,330	2,273,088
Consulting fees (b)	5,789,576	4,591,688	5,805,134
Advertising and promotion (c)	2,682,684	3,047,149	1,409,084
Office and general (d)	9,533,291	6,972,055	2,878,813
Annual general meeting legal and advisory costs (e)	3,386,596	-	-
Salaries and wages (f)	36,493,089	25,140,326	9,131,447
Technology support, web development and content (g)	21,858,408	10,640,184	4,734,548
Esports player, team and game expenses (h)	4,352,150	5,497,165	3,446,652
Foreign exchange gain (i)	(446,625)	(2,079,774)	(13,832)
Share-based compensation (j)	7,751,370	18,918,489	818,383
Amortization and depreciation (k)	16,707,844	9,518,471	5,036,787
Total operating expenses	110,799,531	85,319,083	35,520,104

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax and accounting fees. Professional fees decreased $0.4 million in in the year ended December 31, 2022, as compared to the year ended December 31, 2022, due to a decrease corporate activity.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2022, 2021 and 2020 (Continued)

Notes: (Continued)

(b)	Consulting fees include management consultants, investor relations services, and technology and data evaluation services, as well as fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership (see Related Party Transactions). Consulting fees increased by $1.2 million in the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly due to additional consulting fees for technology development, the Mergers and Acquisition and fees incurred relating to the settlement of the deferred payment liability with Addicting Games and Outplayed. This increase was offset by the termination of the Master Services Agreement with Vancouver Arena Limited Partnership on April 1, 2021.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion expense decreased by $0.4 million in the year ended December 31, 2022, as compared to the year ended December 31, 2021, due to a decrease in corporate and brand marketing initiatives in the year ended December 31, 2022, as compared to the year ended December 31, 2021.

(d)	Office and general costs increased by $2.6 million in the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly due to substantial increases in insurance expense relating to the listing of the Company’s common shares on the Nasdaq in April 2021 and the Mergers and Acquisitions. The Company also incurred listing and sustaining fees as a result of the Nasdaq listing which are recognized in office and general costs. These expenses commenced in April 2021 and are expected to continue to be incurred. The Company maintains two offices in Toronto, Ontario, two offices in Los Angeles, California, and one office in Austin, Texas. Two of these offices were added in 2021 as part of the Mergers and Acquisitions. Occupancy costs are included in office and general.

(e)	Annual general meeting legal and advisory costs relate to non-recurring legal, advisory, and other expenses incurred in relation to the Company’s contested 2022 AGM (see Significant Announcements During the Year and Subsequent to Year Ended December 31, 2022).

(f)	The Company has a staff of approximately 210 employees as of December 31, 2022, compared to a staff of approximately 200 employees as of December 30, 2021. A significant portion of the increase in staffing levels is attributable to the hiring of content, sales, sales support employees, and the Mergers and Acquisitions. Furthermore, the increase was contributed to from the Company adding a number of senior level roles in 2021. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $37.4 million in the year ended December 31, 2022, compared to $22.2 million in the year ended December 31, 2021.

(g)	Technology support, web development and content costs relate to Media and Content and Esports and Entertainment. Technology support, web development and content costs increased by $11.2 million in the year ended December 31, 2022, as compared to the year ended December 31, 2021, due to an increase in content and design costs incurred on new and existing properties such as NFL TNG and TSR and the integration of the Mergers and Acquisitions. Technology support, web development and content costs include $7.3 million of expenses relating to NFL TNG for the year ended December 31, 2022, as compared to $Nil for the year ended December 31, 2021, which is the majority of the increase.

(h)	Esports player, team and game expenses relate to primarily to Luminosity Gaming, including but not limited to esports player and influencer salaries, team housing, and team travel. The decrease of $1.1 million in the year ended December 31, 2022, as compared to the year ended December 31, 2021, is mainly due to lower average salary, which was offset by a higher number of esports players and influencers. Luminosity Gaming had approximately 60 esports players and influencers as of December 31, 2022, compared to approximately 40 esports players and influencers as of December 31, 2021. Additionally, channel partner bonuses have decreased in the year ended December 31, 2022, due to less new channel partners with signing bonus being added in the year as compared to the year ended December 31, 2021.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Years Ended December 31, 2022, 2021 and 2020 (Continued)

Notes: (Continued)

(i)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. The Company expects continued gains and losses due to fluctuating exchange rates.

(j)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense decreased by $11.2 million in the year ended December 31, 2022, as compared to the year ended December 31, 2021, largely due to forfeitures, but also driven by vesting periods, and black-scholes option pricing model inputs. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. In April 2022, the Company issued 1,560,697 options and 1,922,877 restricted share units. In November 2022, the Company issued 211,942 options and 437,636 restricted share units.

(k)	Amortization and depreciation are significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation expense increased by $7.2 million in the year ended December 31, 2022, as compared to the year ended December 31, 2021, mainly due to the amortization of intangible assets recognized upon the acquisitions of Vedatis and Tabwire in Q2 2021, GameKnot and Addicting Games in Q3 2021, Outplayed in Q4 2021, and FFS in Q2 2022.

SELECT OPERATING METRICS

Financial results include the results of the Mergers and Acquisitions from the respective closing date of the acquisition transaction. Paid subscribers for Vedatis and Tabwire are included beginning in Q2 2021, paid subscribers for GameKnot and Addicting Games are included beginning in Q3 2021, paid subscribers for U.GG are included beginning in Q4 2021, and paid subscribers for FFS are included beginning in Q2 2022. The figures below do not include pro forma adjustments for Vedatis, Tabwire, GameKnot, Addicting Games, Outplayed and FFS.

Quarterly Select Operating Metrics
(Unaudited)	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Total views (millions)	9,896	10,395	9,825	9,576	11,251	10,048	9,729	9,755
Web pageviews	2,596	2,516	2,606	2,866	4,137	4,074	3,617	3,753
Video views	7,300	7,879	7,219	6,710	7,114	5,974	6,112	6,002
Paid subscribers (thousands – as of end of period)	137	155	207	220	233	258	260	262

Web pageviews relate historically to Enthusiast Properties. The Company seeks to grow existing properties, create new properties, and add new partner properties to the web platform. The web pageviews remained relatively consistent from Q1 2021 to Q3 2021. Web pageviews began to rise in Q4 2021 and increased 44% in Q1 2022 compared to Q4 2021. Management attributes this increase to organic growth in traffic driven by content related to new game releases on both owned-and-operated and represented web properties, such as the Elden Ring game released in February 2022, as well as launch of desktop app for U.GG. Web pageviews decreased 11.2% in Q3 2022 compared to Q2 2022, which management attributes to a decrease in traffic relating to the Elden Ring game following its initial surge upon launch. Web pageviews increased 3.8% in Q4 2022 compared to Q3 2022, which management attributes to an increase in traffic for TSR due to The Sims being made available as a free-to-play title in Q4 2022, and an increase in traffic for Icy Veins due to new releases related to World of Warcraft in Q4 2022.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

SELECT OPERATING METRICS (Continued)

Video views increased to 7.9 billion in Q2 2021, due to increased traffic to the Company’s Arcade Cloud video properties, a number of new Snapchat channels being launched by the Company in Q2 2021 (including Livestream Fails and Blox Buddies), and from additional partner channels being added to the Company’s video platform in Q1 and Q2 2021. Video views decreased to 7.2 billion in Q3 2021, which the Company attributed to students returning back to school in Q3 2021. Video views remained relatively consistent from Q3 2021 through Q1 2022. Video views decreased to 5.9 billion in Q2 2022, or 16.0% decrease from Q1 2022. This decrease specifically relates to certain large partner channels leaving the video network, which the Company elected for in order to reduce operating costs relating to these channels. Management also attributes the decrease to the reduction in the gaming category views across YouTube primarily driven from relaxed COVID-19 restrictions. Video views increased to 6.1 billion in Q3 2022, or 2.3% increase from Q2 2022, primarily driven from new content on TikTok in Q3 2022 and launch of NFL TNG in September 2022. Video views decreased to 6.0 billion in Q4 2022, a 1.8% decrease from Q3 2022, which management attributes to optimization of gaming channels under the YouTube content reuse policy.

Paid subscribers relate primarily to TSR. TSR was acquired by Enthusiast Properties in Q1 2019. In Q4 2019 the Company began initiatives to increase the numbers of paid subscribers, including pricing analysis, promotional events, and marketing initiatives. In Q3 and Q4 2020 the Company established a team of employees focused exclusively on subscription efforts, and the Company attributes the additional increase in the number of paid subscribers observed in the table above primarily to these initiatives as well as the Mergers and Acquisitions. Across 2021 and 2022, approximately 74,000 paid subscribers were added from the Mergers and Acquisitions, with the remaining subscription growth being organic.

QUARTERLY RESULTS OF OPERATIONS

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
	$	$	$	$	$	$	$	$
Total revenue	30,022,335	37,057,601	43,341,907	56,942,443	47,167,538	51,119,028	50,578,758	53,970,597
Interest income	18,320	22,911	9,315	983	1,401	1,320	5,257	28,274
Operating expenses	18,734,942	19,550,684	21,354,332	25,679,125	24,822,370	29,117,767	26,600,236	30,259,158
Net loss and comprehensive loss	(13,565,128)	(12,835,513)	(12,302,971)	(12,861,272)	(12,241,359)	(13,811,933)	(30,189,879)	(12,484,952)
Loss per share – basic and diluted	(0.12)	(0.11)	(0.10)	(0.10)	(0.08)	(0.12)	(0.25)	(0.08)

The Company has been expanding its operations since the acquisition of Omnia in Q3 2020, which is the primary driver of the increase in total revenue and operating expenses from Q1 2021 through Q4 2022. The Mergers and Acquisitions contributed to the increase in total revenue and operating expenses observed in Q2 2021 through Q4 2022. In Q3 2022, the Company recognized a goodwill impairment charge on the Omnia cash-generating unit (“CGU”) and Addicting Games CGU which caused a significant increase in net loss and comprehensive loss observed in Q3 2022, see Goodwill Impairment.

For the closing dates of the Mergers and Acquisitions, see Description of Enthusiast Gaming Holdings.

Period-to-period results are also impacted by certain operating metrics (see Select Operating Metrics) and seasonality (see Seasonality).

SEASONALITY

The Company’s media and content division is impacted by seasonality which is linked to advertiser spend and consumer events. Advertising seasonality is driven by two main factors, RPM and traffic, which are interlinked factors that are tied to seasonal periods of time throughout the year. These seasonal periods of time are linked to cultural holidays, commercial holidays, or ad hoc events (e.g., election years).

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

SEASONALITY (Continued)

Advertiser spend is impacted by their annual budgets, financial year-end date, cultural holidays, commercial holidays, ad hoc events, new brands, new campaigns and new products. Advertiser spend normally increases significantly for consumer spending events such as Black Friday, Christmas, Back to School, Valentine’s Day, and Easter which result in a corresponding increase in RPM. Advertiser spend typically increases substantially in Q4 as Black Friday and the December holiday season approaches. Advertiser spend can differ from consumer spend as consumers have different spending patterns and important events.

Q1 is typically the slowest part of the year historically, as most media spending occurs in Q4. As a result, Q1 normally reports the lowest media and content revenue and Q4 the highest media and content revenue. Q2 and Q3 media and content revenue varies depending on an advertiser’s financial year end, budgeted advertiser spends remaining and new brands, campaigns, and products being promoted.

Due to seasonality, the results of operations for any quarter are not necessarily indicative of the results of operations for the fiscal year.

GOODWILL IMPAIRMENT

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the year ended December 31, 2022, the Company concluded that there were triggering events requiring an impairment assessment as of September 30, 2022 and December 31, 2022 due to overall macroeconomic conditions including but not limited to increasing interest rates, high inflation, and softening of digital advertisement demand and spending due to uncertain economic outlooks. In addition, there was a decline in the Company’s share price resulting in market capital being lower than the net assets of the Company. The Company performed impairment testing as of September 30, 2022, and determined that impairment charges were necessary for the Omnia CGU of $14,082,162 (December 31, 2021 - $Nil) and the Addicting Games CGU of $17,199,124 (December 31, 2021 - $Nil) due to the overall macroeconomic conditions. The Company performed impairment testing as of December 31, 2022, and determined that no further impairment charges were necessary. The Company’s analysis showed the value of the Enthusiast Properties, TSR, Luminosity, Steel Media and Outplayed CGUs exceeds their carrying amount, ranging between 18% to 447% of recoverable amount compared to the carrying amount of the net assets. For key assumptions used to determine the recoverable amount of goodwill based on each CGU’s value-in-use refer to Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, and 2021.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the Year Ended December 31, 2022

Net cash used in operating activities for the year ended December 31, 2022, was $26,640,355 (December 31, 2021 – $23,678,663). This was predominately due to the net loss of $76,830,805 and was decreased by items not affecting cash such as goodwill impairment of $31,281,286, amortization and depreciation of $16,707,844, share-based compensation of $7,751,370, interest and accretion of $2,334,783, a loss on settlement of deferred payment liability of $3,302,824, and loss on derecognition of long-term debt of $482,282, and increased by items not affecting cash such as deferred tax recovery of $2,302,219, foreign exchange gain of $775,004, a gain on player buyouts of $518,581, a gain on revaluation of deferred payment liability $621,780, share of income from investment in associates and joint ventures $1,241,684, gain on settlement of accounts payable of $587,769, and gain on sale of intangible assets of $4,876,659. These non-cash items for the year ended December 31, 2022, were offset by changes in working capital including an increase in trade and other receivables of $3,328,743, an increase in accounts payable and accrued liabilities of $944,457 and an increase in contract liabilities of $1,142,087. For the year ended December 31, 2021, net cash used in operating activities was $23,678,663. This was predominately due to the net loss of $52,046,622, and was decreased by items not affecting cash such as amortization and depreciation of $9,518,471, share-based compensation of $18,918,489, interest and accretion of $1,294,774, a loss on the change in the fair value of investments of $444,764, and a loss on settlement of vendor-take-back loan of $316,241, and increased by items not affecting cash such as deferred tax recovery of $1,133,687. These non-cash items for the year ended December 31, 2021, were collectively offset by changes in working capital including an increase in trade and other receivables of $8,322,247, an increase in prepaid expenses of $1,599,739, an increase in accounts payable and accrued liabilities of $7,687,368, and an increase in contract liabilities of $1,284,406.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Cash flow for the Year Ended December 31, 2022 (Continued)

Net cash provided by financing activities for the year ended December 31, 2022, was $6,498,013 (December 31, 2021 – $76,014,636). This was predominantly attributable to proceeds from the long-term debt, net of transaction costs of $9,758,128, offset by repayment of long-term debt of $2,588,238, and lease payments of $948,040. For the year ended December 31, 2021, net cash provided by financing activities was predominately attributable to proceeds from the issuance of shares for offerings, net of transaction costs of $95,146,338, proceeds from the exercise of options of $784,431, and proceeds from long-term debt, net of transaction cost of $10,823,240, which were collectively offset by repayments of long-term debt of $23,773,470, repayment of the vendor-take- back loan of $6,158,329, and lease payments of $802,013.

Net cash from investing activities for the year ended December 31, 2022, was $4,313,376 (December 31, 2021 – cash used of $33,944,320). This was predominately attributable to cash paid for mergers and acquisitions of $2,937,520, repayment of deferred payment liability of $472,833, which were collectively offset by cash acquired from mergers and acquisitions of $1,748,602, proceeds from sale of intangible assets of $5,460,959, and proceeds from player buyouts, net of transaction costs, of $518,581. Net cash used in investing activities for the year ended December 31, 2021, was $33,944,320, which was predominately attributable to cash paid for acquisitions of $36,222,278 offset by cash acquired through mergers and acquisition of $2,406,356.

For the year ended December 31, 2022, and 2021, the Company had a net decrease in cash of $15,238,746 and a net increase in cash of $18,330,439, respectively. As a result, the Company had a cash balance as of December 31, 2022, and 2021, of $7,415,516 and $22,654,262, respectively.

Liquidity

Selected financial information about the Company’s financial position as of the indicated dates is provided below:

	December 31, 2022	December 31, 2021
	$	$
Cash	7,415,516	22,654,262
Total assets	341,437,545	387,783,170
Total liabilities	86,786,538	125,014,849
Share capital, contributed surplus and accumulated other comprehensive income	481,813,966	413,100,475
Retained earnings (deficit)	(227,162,959)	(150,332,154)
Working capital (deficiency)	(11,196,337)	(9,181,911)

Total liabilities at each reporting date are broken down as follows:

	December 31, 2022	December 31, 2021
	$	$
Accounts payable and accrued liabilities	32,823,320	34,391,221
Contract liabilities	5,380,378	3,890,569
Income tax payable	129,485	114,094
Current portion of long-term debt	17,431,625	2,000,000
Current portion of deferred payment liability	2,391,863	27,244,146
Current portion of lease liabilities	872,429	796,835
Current portion of other long-term debt	10,891	11,121
Long-term debt	-	7,681,867
Long-term lease liabilities	1,451,939	20,794,275
Long-term portion of deferred payment liability	1,478,438	2,213,512
Other long-term debt	144,844	136,324
Deferred tax liability	24,671,326	25,740,885
Total liabilities	86,786,538	125,014,849

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity (Continued)

During the year ended December 31, 2022, the Company incurred a net loss and comprehensive loss of $68,728,123 (December 31, 2021 – $51,564,884) and, as of that date, the Company had accumulated a deficit of $227,162,959 (December 31, 2021 – $150,332,154) and negative cash flows from operations of $26,640,355 (December 31, 2021 – $23,678,663). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance the Company’s operations, growth, and mergers and acquisitions in the past and may need to continue to do so to fund these activities in the future.

As of December 31, 2022, the Company has current assets of $47,843,654 (December 31, 2021 - $59,266,075) and current liabilities of $59,039,991 (December 31, 2021 - $68,447,986) resulting in a working capital deficiency of $11,196,337 (December 31, 2021 – working capital deficiency of $9,181,911).

As of December 31, 2022, the Company’s working capital of $11,196,337 includes (i) contract liabilities of $5,380,378, (ii) the current portion of long-term debt of $17,431,625, of which $4,352,940 is the current portion of long-term debt as of the date of this MD&A (see Subsequent Events) and, (iii) the current portion of deferred payment liability of $2,391,863, of which $1,594,575 can be settled through issuance of common shares at Company’s option. The working capital will be used to finance operations and growth over the next 12 months. The Company also has other cash commitments of $745,000 (see Commitments) over the next 12 months. After considering these items, Management believes that the existing working capital is sufficient to meet the Company’s requirements over the next 12 months. To the extent that further working capital is required in the next 12 months, the Company has an operating credit consisting of an authorized amount of up to $5 million available to draw upon. As of December 31, 2022, the balance on this operating credit is $Nil. For details on the operating credit see Note 14 of the consolidated financial statements for the year ended December 31, 2022. The Company has not identified any legal or practical restrictions on its ability to meet its obligations.

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt, and deferred payment liability. The Company manages its capital structure and makes adjustments to it in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2022. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14 of the consolidated financial statements for the year ended December 31, 2022.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Refer to Significant Announcements During the year and Subsequent to year ended 2022 for a Notice received from the Nasdaq that the Company is not currently in compliance with the USD$1.00 minimum bid price requirement for continued listing of the Company’s common shares on the Nasdaq Global Select Market and the Company’s planned course of action regarding the Notice.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Share Capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the year ended December 31, 2022:

(i)	The Company received proceeds of $289,034 from the exercise of 760,938 stock options. Stock option proceeds of $45,538 were not received in cash but were used to settle accounts payable. The fair value assigned to these stock options of $2,527,504 was reclassified from contributed surplus to share capital.

(ii)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed SPA (see Note 5 of the consolidated financial statements for the year ended December 31, 2022).

(iii)	On February 28, 2022, the Company issued 111,267 common shares to settle the GameKnot Deferred Payment liability (see Note 17 of the consolidated financial statements for the year ended December 31, 2022).

(iv)	On June 2, 2022, the Company issued 348,852 common shares to settle the Vedatis Deferred Payment liability (see Note 17 of the consolidated financial statements for the year ended December 31, 2022).

(v)	On June 2, 2022, the Company issued 4,319,996 common shares to settle the Addicting Games Deferred Payment liability (see Note 17 of the consolidated financial statements for the year ended December 31, 2022).

(vi)	On June 2, 2022, the Company issued 11,499,998 common shares to settle the Outplayed Deferred Payment liability and Outplayed Earn-Out Payment liability (see Note 15 of the consolidated financial statements for the year ended December 31, 2022).

(vii)	On July 25, 2022 the Company issued 307,692 common shares to settle accounts payable of $800,000 related to annual general meeting costs. The Company recorded a gain on settlement of accounts payable of $95,386 based on a share price of $2.29 per share. This gain been netted against the annual general meeting legal and advisory costs in the consolidated statements of loss and comprehensive loss.

(viii)	On September 19, 2022 the Company issued 790,633 common shares to settle accounts payable of $1,757,396 related to annual general meeting legal and advisory costs and consulting fees. The Company recorded a gain on settlement of accounts payable of $492,383 based on a share price of $1.60 per share. A gain of $288,679 has been netted against the annual general meeting legal and advisory costs and the remaining gain of $203,704 has been netted against the consulting fees in the consolidated statements of loss and comprehensive loss.

(ix)	On December 14, 2022, the Company issued 42,838 common shares to settle 42,838 restricted share units. The fair value assigned to these restricted share units of $306,485 was reclassified from contributed surplus to share capital.

During the year ended December 31, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $927,292 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (see Note 16 of the consolidated financial statements for the year ended December 30, 2021).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media deferred payment liability (see Note 17 of the consolidated financial statements for the year ended December 30, 2021).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.

(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA (see Note 5 of the consolidated financial statements for the year ended December 30, 2021).

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Share Capital (Continued)

During the year ended December 31, 2021 (Continued):

(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,739,096 relating to the June Offering.

(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA. (see Note 5 of the consolidated financial statements for the year ended December 30, 2021).

(viii)	On August 30, 2021, the Company issued 165,425 common shares in connection with the closing of the GameKnot EPA (see Note 5 of the consolidated financial statements for the year ended December 30, 2021).

(ix)	On September 3, 2021, the Company issued 2,661,164 common shares in connection with the closing of the Addicting Games SPA (see Note 5 of the consolidated financial statements for the year ended December 30, 2021).

(x)	On December 31, 2021, the Company issued 5,164,223 common shares in connection with the closing of Outplayed MA (see Note 5 of the consolidated financial statements for the year ended December 30, 2021).

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding as of the following dates:

	March 27, 2023	December 31, 2022	December 31, 2021
Common shares	151,767,243	151,767,243	133,549,269
Options, convertible into common shares	9,982,628	3,941,982	3,923,491
Restricted share units	4,133,266	4,139,454	2,455,697
Total	165,883,137	159,848,679	139,928,457

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Financial Officer, former Chief Corporate Officer, Chief Corporate Officer, President, former President and Senior Vice President, Legal and General Counsel. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the year.

Compensation provided to key management during the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	$	$
Short-term benefits	3,133,569	2,777,723
Share-based compensation	5,332,426	13,810,779
Total	8,465,995	16,588,502

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

RELATED PARTY TRANSACTIONS (Continued)

A summary of other related party transactions during the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	$	$
Total transactions during the year:
Revenue	-	839,933
Cost of Sales	-	41,109
Expenses
Consulting fees	475,916	938,940
Interest and accretion	-	282,838
Loss on settlement of vendor-take-back loan	-	316,241
Share of (income) loss from investment in associates and joint ventures	(1,129,167)	266,641

A summary of related party balances as of December 31, 2022, and 2021 is as follows:

	December 31, 2022	December 31, 2021
	$	$
Balances receivable (payable):
Trade and other receivables	67,180	3,734,410
Loans receivable	-	125,995
Investment in associates and joint ventures	12,236	885,269
Accounts payable and accrued liabilities	(249,976)	(382,794)
Contract liabilities	-	(55,434)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a former related party by nature of it being under the control or direction of the former Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a former related party by nature of it being under the control or direction of the former Chairman of Company (collectively, the “MSAs”). The former Chairman of the Company did not seek re-election at the Company’s July 19, 2022 annual general meeting and is no longer a related party as of July 19, 2022. Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the period from January 1, 2022 to July 19, 2022, the Company recognized management revenue of $Nil (January 1, 2021 to December 31, 2021 - $379,125) relating to the Management SA, and recognized consulting expenses of $Nil (January 1, 2021 to December 31, 2021 - $379,125) relating to the Master SA. As of December 31, 2021, a balance of $452,730 is included in trade and other receivables.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

RELATED PARTY TRANSACTIONS (Continued)

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, former related parties by nature of them being under the control or direction of the former Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the period from January 1, 2022 to July 19, 2022, the Company recognized media advertising revenue of $Nil (January 1, 2021 to December 31, 2021 - $16,578) pursuant to the Exchange of Marketing Rights and Benefits Agreement. As of December 31, 2021, a balance of $55,434 is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

As of December 31, 2021 a balance of $29,952 and $24,427 is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities, relating to team sponsorship fees payable.

As of December 31, 2021, trade and other receivables include $3,225,177 of amounts advanced to Surge eSports LLC, a former related party by nature of it being under the control or direction of the former Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia from Blue Ant Media Solutions Inc. (“Blue Ant”), following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant held less than 10% of the issued outstanding common shares of the Company and is no longer a related party of the Company. During the period from January 1, 2021 to July 19, 2021, the Company earned media revenue of $394,373 and incurred cost of sales of $41,109 from Blue Ant and its affiliated companies. See Note 18 for information relating to the VTB loan payable to Blue Ant.

During the year ended December 31, 2022, the Company recognized consulting expenses of $75,022 (December 31, 2021 - $75,012) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As of December 31, 2022, a balance of $14,125 (December 31, 2021 - $7,063) is included in account payable and accrued liabilities.

During the year ended December 31, 2022, the Company recognized consulting expense of $Nil (December 31, 2021 - $74,253) to Franchise Agency LLC, an agency which represents a director of the Company. As of December 31, 2022, a balance of $Nil (December 31, 2021 - $55,654) is included in account payable and accrued liabilities.

During the year ended December 31, 2022 the Company recognized $400,894 (December 31, 2021 - $410,550) in consulting fees relating to Board of Director and committee fees to certain directors. As of December 31, 2022, a balance of $235,851 (December 31, 2021 - $265,698) is included in account payable and accrued liabilities.

During the year ended December 31, 2022, the Company earned media revenue of $Nil (December 31, 2021 - $49,857) from AFK, a related party by nature of it having common management as the Company, refer to Note 8 of h consolidated financial statement for the year ended December 31, 2022. As of December 31, 2022, a balance of $67,180 (December 31, 2021 - $56,503) is included in trade and other receivables.

As of December 31, 2022, the Company has loans receivable due from the former President and Chief Corporate Officer of $Nil (December 31, 2021 - $80,297) and $Nil (December 31, 2021 - $45,698) respectively. The loans receivable were non-interest bearing and due on demand.

See Note 8 of the consolidated financial statements for the years ended December 31, 2022 and 2021 for information relating to an investment in associates controlled by a former related party. The investment in associates are no longer a related party as of July 19, 2022. During the period from January 1, 2021 to July 19, 2022, the Company’s share of net income from investment is associates is $1,175,841 (January 1, 2021 to December 31, 2021 – net loss of $200,550).

See Note 8 of the consolidated financial statements for the years ended December 31, 2022 and 2021 for information relating to an investment in a joint venture under common management as the Company.

See Note 20 of the consolidated financial statements for the years ended December 31, 2022 and 2021 for information relating to stock options issued to officers and directors of the Company.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

RELATED PARTY TRANSACTIONS (Continued)

See Note 21 of the consolidated financial statements for the years ended December 31, 2022, and 2021 for information relating to restricted share units issued to officers and directors of the Company.

SUBSEQUENT EVENTS

(i)	On January 1, 2023, Enthusiast Gaming (TSR) Inc. amalgamated with Enthusiast Gaming Media Holdings Inc. and Hexagon Games Corp. and Enthusiast Gaming Media Holdings Inc. amalgamated with Enthusiast Gaming Inc.

(ii)	On March 1, 2023, the Company appointed Nick Brien as Chief Executive Officer. In connection with Mr. Brien’s appointment, Adrian Montgomery concurrently resigned as Chief Executive Officer and was appointed as Chair of the Board of Directors.

(iii)	On March 1, 2023, the Company issued 6,062,976 stock options to an officer which comprises 5,305,104 stock options and 757,872 performance stock options. The 5,305,104 stock options are exercisable at $0.91 per stock option, expire March 1, 2033, and vest ratably over a 4-year period with 25% of the stock options vesting on March 1, 2024, and the remaining 75% of the stock options vesting in 36 equal monthly installments subsequent to March 1, 2024. The 757,872 performance stock options are exercisable at $0.91 per stock option, expire March 1, 2033, and vest ratably over a 4-year period with 25% of the stock options vesting on March 1, 2024, and the remaining 75% of the stock options vesting in 36 equal monthly installments subsequent to March 1, 2024, and, in all events, are subject to the Company’s common shares having an average share price of at least USD $5.00 on the Nasdaq over a period of 90 consecutive days (with such threshold being subject to adjustment in the event of any stock split, reverse split or other capital reorganization event) subsequent to March 1, 2023.

(iv)	On December 31, 2022, as per the terms of the Commitment Letter, the Company provided the Bank notice of the exercise of the Company's option to extend the maturity date of the Term Credit and Operating Credit for an additional 12-month period ending December 31, 2024, see Note 14 of the consolidated financial statements for the years ended December 31, 2022 and 2021. On March 21, 2023, the Company received notice of the Bank's approval of the Company's option to extend the maturity date. The change in the maturity date will be subsequently reflected in the Commitment Letter by means of an amendment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	$	$
Media and content	180,765,848	152,444,727
Esports and entertainment	7,534,936	5,483,444
Subscription	14,535,137	9,436,115
Total	202,835,921	167,364,286

Revenue, in Canadian dollars, in each of these geographic locations for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	$	$
Canada	4,314,454	2,501,988
USA	174,674,636	147,761,804
England and Wales	9,810,393	6,001,954
All other countries	14,036,438	11,098,540
Total	202,835,921	167,364,286

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

SEGMENTED INFORMATION (Continued)

The non-current assets, in Canadian dollars, in each of the geographic locations as of December 31, 2022 and 2021, is as follows:

	December 31, 2022	December 31, 2021
	$	$
Canada	153,899,948	169,761,447
USA	130,543,027	153,549,460
France	3,364,854	3,453,744
England and Wales	5,786,062	1,752,444
Total	293,593,891	328,517,095

ADOPTION OF NEW OR AMENDED IFRS ACCOUNTING STANDARDS

No new IFRS accounting standards, interpretations or amendments were adopted during the years ended December 31, 2022 and 2021.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market, recognition of revenue on a gross versus net basis and functional currency. These estimates and judgments are further discussed below:

(a)	Goodwill impairment testing and recoverability of assets

In evaluating impairment, the Company determines the recoverable amount based on an assessment of value-in-use using a discounted cash flow approach. In determining the estimated recoverable amount, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(f)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on i) 12-month ECLs, or ii) lifetime ECLs. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(g)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it controls the promised specified service itself (as principal) or arranges for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(h)	Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is Canadian dollars while the functional currencies of subsidiaries are United States dollars, UK pound Sterling or Euro. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BUT NOT YET APPLIED

The following amendments have been recently issued by the IASB. The Company intends to adopt these amendments when they become effective. Standards and amendments that are irrelevant or not expected to have a significant impact to the company have been excluded.

(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

In February 2021, the IASB issued amendments to IAS 1 to assist entities in determining which accounting policies to disclose in the financial statements. The amendments to IAS 1 require that an entity disclose its material accounting policies, instead of its significant accounting policies. The amendments apply to annual reporting periods beginning on or after January 1, 2023. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

In January 2020, IAS 1 was amended to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023 and are to be applied retrospectively. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

(b)	IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued “Definition of Accounting Estimates”, which amends IAS 8. The amendment replaces the definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BUT NOT YET APPLIED (Continued)

(c)	IAS 8 – Income Taxes (“IAS 12”)

In May 2021, the IASB issued “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”, which amends IAS 12. The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offset temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively. No impact is expected from the adoption this amendment on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease liabilities, deferred payment liability and other long-term debt loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As of December 31, 2022, the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument (see Note 17 of the consolidated financial statements for the years ended December 31, 2022 and 2021) and at September 3, 2021, the investment in Addicting Games is classified as a Level 3 financial instrument (see Note 7 of the consolidated financial statements for the years ended December 31, 2022 and 2021).

Total interest income and interest expense for the years ended December 31, 2022 and 2021 for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	December 31, 2022	December 31, 2021
	$	$
Interest income	(36,252)	(51,529)
Interest and accretion expense	2,586,387	2,844,956
Net interest expense	2,550,135	2,793,427

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit risk (Continued)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2022	December 31, 2021
	$	$
Trade receivables aging:
0-30 days	26,077,091	26,263,555
31-60 days	1,455,672	685,112
61-90 days	1,803,214	868,473
Greater than 90 days	2,558,113	2,217,521
Total trade receivables	31,894,090	30,034,661
Expected credit loss provision	(300,735)	(58,472)
Net trade receivables	31,593,355	29,976,189

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2022	December 31, 2021
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(58,472)	(67,466)
Increase in provision for expected credit loss	(240,603)
Recoveries	-	8,504
Effect of movement in exchange rates	(1,660)	490
Expected credit loss provision, ending balance	(300,735)	(58,472)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as of December 31, 2022:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due
Default rates		0.49%	1.07%	1.94%	4.74%
Trade receivables	31,894,090	26,077,091	1,455,672	1,803,214	2,558,113
Expected credit loss provision	300,735	129,060	15,504	34,998	121,173

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue. This customer accounts for approximately 30.24% (December 31, 2021 – 46.58%) of trade receivables as of December 31, 2022, 55.83% (December 31, 2021 – 69.36%) of revenues for the year ended December 31, 2022.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity risk (Continued)

	Less than one year	One to two years	Two to three years	More than three years	Total

	$	$	$	$	$
Accounts payable and accrued liabilities	32,823,320	-	-	-	32,823,320
Contract liabilities	5,380,378	-	-	-	5,380,378
Income tax payable	129,485	-	-	-	129,485
Deferred payment liability (1)	2,448,300	81,610	1,661,998	-	4,191,908
Lease liabilities	953,812	710,842	551,809	279,982	2,496,445
Long-term debt	17,411,765	-	-	-	17,411,765
Other Long-term debt	10,891	11,881	11,881	378,251	412,904
Total	59,157,951	804,333	2,225,688	658,233	62,846,205

Notes:

(1)	The Company has, at its option, the ability to settle $1,632,200 of the deferred payment liability amounts due in less than one year either in cash or common shares. The Company has, at its option, the ability to settle the deferred payment liability amounts due in two to three years half in cash and half in common shares.

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling, and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling, and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability and cash. As of December 31, 2022, a 10% depreciation or appreciation of the US dollar, UK pound sterling, and Euro against the Canadian dollar would have resulted in an approximate $247,000, $329,000 and $154,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would approximately result in a $74,000 change in the annual interest expense.

COMMITMENTS

In addition to the financial liabilities summarized above, as of December 31, 2022, the Company has the following payment commitments with respect to consulting and other contractual obligations:

$
Not later than one year	745,000
Later than one year and not later than five years	863,000
Total	1,608,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8 of the consolidated financial statements for the years ended December 31, 2022 and 2021, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed, and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer believe its disclosure controls and procedures are appropriately designed and have certified on the operating effective of internal controls as of December 31, 2022.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. The control framework used to design the Company’s internal control over financial reporting is based on the Internal Control – Independent Framework (2013), published by the Committee of Sponsoring Organizations of the Treadway Commission. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed and have certified on the operating effectiveness of internal controls as at December 31, 2022.

Changes in Internal Control Over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISKS AND UNCERTAINTIES

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development. Risks and uncertainties are discussed in great detail in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The risks presented in the Annual Information Form may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this MD&A and the consolidated financial statements for the years ended December 31, 2022 and 2021, each of which are available on SEDAR, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Year Ended December 31, 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Company’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating, and internal control matters. The Audit Committee receives a report from the independent auditors quarterly and is free to meet with them throughout the year.

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the consolidated financial statements of the Company for the years ended December 31, 2022 and 2021. Additional information can also be found in the investors section of the Company’s website at www.enthusiastgaming.com or on the Company’s SEDAR profile at www.sedar.com including the most recently filed Annual Information Form and Management Information Circular.